                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549
                       _________________________________

                                 SCHEDULE 13D
                                (Rule 13d-101)


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               NOVA CORPORATION
                               (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                        (Title of Class of Securities)


                                   669943102
                                (CUSIP Number)


                             Richardson M. Roberts
                     Chairman and Chief Executive Officer
                              PMT Services, Inc.
                        3841 Green Hills Village Drive
                          Nashville, Tennessee  37215
                                (615) 254-1539
           --------------------------------------------------------
           (Name, address and telephone number of Person Authorized to Receive Notices and Communications)

                                 June 17, 1998
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                             (Page 1 of 13 Pages)

      1.  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          PMT Services, Inc.
          E.I.N. 62-1215125

      2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)  [ ]
          (b)  [ ]

      3.  SEC USE ONLY


      4.  SOURCE OF FUNDS

          WC, OO (See Item 3)

      5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e): [ ]

      6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          Tennessee

      7.  SOLE VOTING POWER

          Up to 6,816,420 shares of Common Stock, par value $.01 ("NOVA Common Stock") of NOVA Corporation, a Georgia corporation ("NOVA"), underlying a common stock purchase option that is not exercisable as of the date hereof. PMT Services, Inc. holds an option to purchase those shares of NOVA Common Stock (the "Option") that will become exercisable only upon the occurrence of certain events specified in the Stock Option Agreement dated as of June 17, 1998, by and between PMT Services, Inc. and NOVA (the "Stock Option Agreement") that is filed herewith as Exhibit 99.1. The Option is exercisable for up to 19.9% of the NOVA Common Stock outstanding on the date the Option becomes exercisable, without giving effect to the Option. The number of shares reported hereon is approximated based on the number of shares of NOVA Common Stock outstanding at June 17, 1998.(1) (See
          Item 5)


                             (Page 2 of 13 pages)

      8.  SHARED VOTING POWER

          -0-

      9.  SOLE DISPOSITIVE POWER

          Up to 6,816,420 shares of NOVA Common Stock underlying a common stock purchase option that is not exercisable as of the date hereof. PMT Services, Inc. holds an option to purchase those shares, and will be entitled to exercise such option only upon the occurrence of certain events specified in the Stock Option Agreement dated as of June 17, 1998, by and between PMT Services, Inc. and NOVA, that is filed herewith as Exhibit 99.1. The Option is exercisable for that number of shares, equal to 19.9% of the NOVA Common Stock outstanding on the date the Option becomes exercisable, without giving effect to the Option. The number of shares reported hereon is approximated based on the number of shares of NOVA Common Stock outstanding at June 17, 1998.(1) (See Item 5)

      10. SHARED DISPOSITIVE POWER

          -0-

      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Up to 6,816,420 shares.(1) (See 7 and 9 above)

      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [ ]

      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          19.9% of the outstanding NOVA Common Stock at June 17, 1998.

      14. TYPE OF REPORTING PERSON

          CO
--------
(1) Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute on admission by PMT Services, Inc. that it is the beneficial owner of any of the NOVA Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose. PMT Services, Inc. disclaims beneficial ownership of such NOVA Common Stock. Beneficial ownership of such shares is being reported hereunder solely as a result of the Option, which is exercisable only in the circumstances set forth in the Stock Option Agreement dated as of June 17,1998 and which have not occurred as of the date hereof.

                             (Page 3 of 13 Pages)

Item 1.  Security and Issuer.
         -------------------

          The class of equity securities to which this schedule relates is the Common Stock, par value $.01 per share (the "NOVA Common Stock"), of NOVA Corporation, a Georgia corporation ("NOVA"), which has its principal executive offices at One Concourse Parkway, Suite 300, Atlanta, Georgia 30328.

Item 2.  Identity and Background.
         -----------------------

         (a) This Schedule 13D is filed by PMT Services, Inc. (referred to herein as "PMT Services, Inc." or "PMT"), a Tennessee corporation.

         (b) PMT's principal executive office is located at 3841 Green Hills Village Drive, Nashville, Tennessee 37215.

         (c) PMT is an independent service organization which markets and services electronic credit card authorization and payment systems for merchants located throughout the United States.

         (d) The names of the directors and executive officers of PMT and their respective business addresses or residences, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations or other organizations in which such employment is conducted, are set forth in Annex A to this Schedule 13D and specifically incorporated herein by reference. During the past five years, neither PMT nor, to the best of PMT's knowledge, any person named in Annex A to this
             Schedule 13D have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither PMT nor, to the best of PMT's knowledge, any person named in Annex A to this Schedule 13D has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which PMT or such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

         (f) See (d) above.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

          Pursuant to the Stock Option Agreement which is further described in
Item 4, NOVA granted PMT an option (the "Option") to purchase up to 6,816,420 shares of NOVA Common Stock (the "Option Shares") at a price of $35.19 per share, exercisable only upon the occurrence of certain events described in the Stock Option Agreement. The number of Option Shares is equal to 19.9% of the number of shares of issued and outstanding NOVA Common Stock as of June 17, 1998, the date of the Stock Option Agreement. While the number of Option Shares is subject to adjustment upon certain events, the number of Option Shares cannot exceed 19.9%

                             (Page 4 of 13 Pages)
of the number of shares of issued and outstanding NOVA Common Stock as of the date the Option is exercised without giving effect to the Option Shares. Under certain circumstances, NOVA may be required to repurchase the Option or the Option Shares acquired by PMT pursuant to PMT's exercise of the Option.

          The exercise of the Option for the full number of shares currently covered thereby would require aggregate funds of $239,869,819.80. It is anticipated that, should the Option become exercisable and should PMT determine to exercise the Option, PMT would obtain the funds for purchase from working capital or by borrowing from parties whose identity is not yet known.

          The Stock Option Agreement is filed as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

Item 4.  Purpose of Transaction.
         ----------------------

        NOVA granted PMT the Option in connection with the Agreement and Plan of Merger dated as of June 17, 1998 among NOVA, Church Merger Corp., a Tennessee corporation and newly formed, wholly-owned subsidiary of NOVA ("Merger Sub") and PMT (the "Merger Agreement"). NOVA entered into the Stock Option Agreement as a condition to PMT's willingness to enter into the Merger Agreement.

        Pursuant to the Merger Agreement, Merger Sub will be merged with and into PMT (the "Merger"), with PMT as the surviving corporation. By virtue of the Merger and pursuant to the Merger Agreement, at the Effective Time each share of PMT Common Stock issued and outstanding immediately before the Merger shall be converted into the right to receive 0.715 shares of NOVA Common Stock.

        Pursuant to the Stock Option Agreement, NOVA granted PMT the Option to purchase up to 6,816,420 shares of NOVA Common Stock at a price of $35.19 per share. The Option is exercisable only upon the occurrence of specified events. The number of Option Shares is subject to certain adjustments so that after any such adjustments, the number of Option Shares equals 19.9% of the number of shares of NOVA Common Stock outstanding after such adjustment, without giving effect to any shares subject to or issued under the Option. PMT may exercise the Option only if both an "Initial Triggering Event" and "Subsequent Triggering Event" occur prior to an "Exercise Termination Event" as such terms are defined in the Stock Option Agreement. An "Initial Triggering Event" occurs in the event that:

               (i) Issuer or any of its Subsidiaries (each an "Issuer Subsidiary"), without having received Grantee's prior written consent, shall have entered into an agreement to engage in an "Acquisition

                             (Page 5 of 13 Pages)

          Transaction" with any person (the term "person" for purposes of this Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Exchange Act, and the rules and regulations thereunder) other than Grantee or any of its Subsidiaries (each, a "Grantee Subsidiary") or the Board of Directors of Issuer shall have recommended that the shareholders of Issuer approve or accept any Acquisition Transaction other than the Merger. For purposes of the Stock Option Agreement, "Acquisition Transaction" shall mean (w) a merger or consolidation, or any similar transaction, involving Issuer or any "Significant Subsidiary" (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC")) of Issuer, (x) a purchase, lease or other acquisition or assumption of all or a substantial portion of the assets of Issuer or any Significant Subsidiary of Issuer, (y) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 15% or more of the voting power of Issuer, or (z) any substantially similar transaction; provided, however, that in no event shall any merger, consolidation or similar transaction permitted by, and effected in accordance with, Sections 4.1(a)(ii)(B) or 4.1(a)(iv) of the Merger Agreement be deemed to be an Acquisition Transaction;

               (ii) Issuer or any Issuer Subsidiary, without having received Grantee's prior written consent, shall have authorized, recommended, proposed or publicly announced its intention to authorize, recommend or propose, to engage in an Acquisition Transaction with any person other than Grantee or a Grantee Subsidiary, or the Board of Directors of Issuer shall have withdrawn or modified, or publicly announced its interest to withdraw or modify, in any manner adverse to Grantee, its recommendation that the shareholders of Issuer approve the transactions contemplated by the Merger Agreement in anticipation of engaging in an Acquisition Transaction, or the Board of Directors of Issuer shall not have recommended that the shareholders of Issuer approve the transactions contemplated by the Merger Agreement, or shall have abandoned the transactions contemplated by the Merger Agreement in each case in anticipation of engaging in an Acquisition Transaction;

               (iii) Any person other than Grantee, any Grantee Subsidiary or any Issuer Subsidiary acting in a fiduciary capacity in the ordinary course of its business shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Common Stock (the term "beneficial ownership" for purposes of the Stock Option Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act, and the rules and regulations thereunder);

               (iv) Any person other than Grantee or any Grantee Subsidiary shall have made a bona fide proposal to Issuer or its shareholders by

                             (Page 6 of 13 Pages)
          public announcement or written communication that is or becomes the subject of public disclosure to engage in an Acquisition Transaction;

               (v) After an overture is made by a third party to Issuer or its shareholders to engage in an Acquisition Transaction, Issuer shall have breached any covenant or obligation contained in the Merger Agreement and such breach (x) would entitle Grantee to terminate the Merger Agreement and (y) shall not have been cured prior to the "Notice Date;" or

               (vi) The shareholders of Issuer shall have voted and failed to approve the Merger Agreement and the transactions contemplated thereby at a meeting which has been held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held in violation of the Merger Agreement or shall have been canceled prior to the termination of the Merger Agreement if, prior to such meeting (or, if such meeting shall not have been held or shall have been canceled, prior to such termination), it shall have been publicly announced that any person (other than Grantee or any of its Subsidiaries) shall have made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction.

          A "Subsequent Triggering Event" occurs in the event that:

               (i) The acquisition by any person of beneficial ownership of 20% or more of the then outstanding Common Stock; or

               (ii) The occurrence of the Initial Triggering Event described in paragraph (i) of subsection (b) of Section 2 of the Stock Option Agreement, except that the percentage referred to in clause (y) thereof shall be 20%.

        The Option will terminate upon the earlier of specified events, set forth in the Stock Option Agreement, including consummation of the Merger. If the Option becomes exercisable, the Stock Option Agreement grants PMT certain registration rights under the Securities Act of 1933.

        Under certain circumstances set forth in the Stock Option Agreement, NOVA can be required to repurchase the Option and any Option Shares at a formula price which, in most cases, is based on the difference between (x) the price paid to NOVA or its shareholders in certain competing transactions involving the acquisition of NOVA or the highest last sale price of NOVA Common Stock within a defined period and (y) the exercise price of the Option.

        The foregoing summary of the Stock Option Agreement is qualified in its entirety by reference to the copy of the Stock Option Agreement filed as Exhibit
99.1 to this Schedule 13D and incorporated herein by reference.

        Simultaneously with the execution of the Stock Option Agreement and the Merger Agreement, NOVA and PMT entered into a reciprocal option agreement (the "Reciprocal Option Agreement") whereby PMT granted to NOVA the option to purchase up to 9,733,433 shares of NOVA Common Stock at a price of $25.16 per share, exercisable only upon the occurrence of certain events (the "Reciprocal

                             (Pages 7 of 13 Pages)

Option"). The number of shares of PMT Common Stock issuable upon exercise of the Reciprocal Option is subject to adjustment in the same manner as described above with respect to the Option. The shares of PMT Common Stock issuable pursuant to the Reciprocal Option would represent up to 19.9% of the number of shares of PMT Common Stock then issued and outstanding, without giving effect to the exercise of the Reciprocal Option. With the exception of the number of shares subject to the Reciprocal Option and the exercise price of the Reciprocal Option, the terms of the Reciprocal Option Agreement are substantially identical to the terms of the Stock Option Agreement.

        The Merger Agreement provides that the Board of Directors of NOVA after the Effective Time will initially be comprised of 11 directors, including Edward Grzedzinski, Chairman, President and Chief Executive Officer of NOVA, James M. Bahin, Vice Chairman, Chief Financial Officer and Secretary of NOVA, Richardson
M. Roberts, Chairman and Chief Executive Officer of PMT, and Gregory S. Daily, President of PMT. Three of the remaining directors of NOVA will be Stephen E. Wall, Maurice Terbrueggen and Henry Kressel as designated by NOVA, three of the remaining directors of NOVA will be Stephen D. Kane, Harold L. Siebert and George M. Miller II as designated by PMT, and the sole remaining director will be proposed by NOVA and approved by PMT prior to the Effective Time. Following the Effective Time, Mr. Grzedzinski will be Chairman, President and Chief Executive Officer of NOVA, and Mr. Roberts will be Vice Chairman of the Board of Directors of NOVA and Chief Executive Officer of PMT. Mr. Bahin and Mr. Daily will also serve as Vice Chairmen of NOVA.

        The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the copy of the Merger Agreement filed as Exhibit 99.2 to this Schedule 13D and incorporated herein by reference.

        Also in connection with the Merger Agreement, certain shareholders of NOVA (collectively the "Shareholders") have entered into Shareholder Agreements dated as of June 17, 1998 (the "Shareholder Agreements"). Pursuant to the Shareholder Agreements, and subject to certain exceptions set forth therein, the Shareholders have agreed to vote their shares of NOVA Common Stock representing 52.7% of the NOVA Common Stock outstanding as of June 17, 1998 over which they have voting control at any meeting of shareholders of NOVA called to vote upon or in connection with any written consent of the shareholders of NOVA Common Stock with respect to transactions contemplated by the Merger Agreement, and any other matters related thereto. The foregoing summary of the Shareholder Agreements is qualified in its entirety by reference to copies of the Shareholder Agreements filed as Exhibits 99.3, 99.4 and 99.5 to this Schedule 13D and incorporated herein by reference.

                             (Page 8 of 13 Pages)

          Except as set forth herein and with respect to the Merger Agreement and the transactions contemplated therein, PMT does not have any current plans or proposals that relate to or would result in (i) the acquisition by any person of additional shares of NOVA Common Stock or the disposition of shares of NOVA Common Stock; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving NOVA or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of NOVA or any of its subsidiaries; (iv) any change in the present board of directors or management of NOVA, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (v) any material change in the present capitalization or dividend policy of NOVA; (vi) any other material change in NOVA's business or corporate structure; (vii) any change in NOVA's charter or bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of NOVA by any person; (viii) causing a class of securities of NOVA to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of NOVA becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) The Stock Option Agreement does not allow PMT to purchase any Option Shares pursuant thereto unless certain conditions specified in the Stock Option Agreement occur. However, assuming for purposes of this Item 5 that such conditions are satisfied and PMT is entitled to purchase shares of NOVA Common Stock pursuant to exercise of the Option, PMT would be entitled to purchase up to 6,816,420 shares of NOVA Common Stock, which represents 19.9% of the issued and outstanding NOVA Common Stock as of June 17, 1998 (subject to adjustment, as provided in Item 4).

         (b) PMT does not currently have the right to acquire any shares of NOVA Common Stock under the Option unless certain events specified in the Option Agreement occur. Accordingly, PMT disclaims beneficial ownership of such shares under the Exchange Act, unless and until such events occur. Based on the number of shares of NOVA Common Stock outstanding as of June 17, 1998, and assuming for purposes of this Item 5 that events occurred that would enable PMT to exercise the Option, and PMT exercised the Option, PMT would have sole voting power and sole dispositive power with respect to up to 6,816,420 shares of NOVA Common Stock acquired pursuant to the Option, subject to NOVA's obligation to repurchase the Option or the Option Shares as set forth in the Stock Option Agreement.

                             (Page 9 of 13 Pages)

          (c) To the best of PMT's knowledge, no executive officer or director of PMT beneficially owns any shares of NOVA Common Stock, nor (except for the issuance of the option) have any transactions in NOVA Common Stock been effected during the past 60 days by PMT or, to the best knowledge of PMT, by any executive officer or director of PMT. In addition, no other person is known by PMT to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D except that the Merger Agreement restricts the ability of NOVA to pay dividends on its Common Stock.

          (d) Not applicable.

          (e) Not applicable.

Item. 6.  Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          Except as set forth in Items 3, 4 and 5 herein, neither PMT nor, to the best knowledge of PMT, any of its directors or executive officers has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of NOVA.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

Exhibit No.
-----------

       99.1: Stock Option Agreement, dated June 17, 1998, between NOVA Corporation and PMT Services, Inc.

       99.2: Agreement and Plan of Merger, dated June 17, 1998, among NOVA Corporation, Church Merger Corp. and PMT Services, Inc.

       99.3: Shareholder Agreement, dated June 17, 1998 between PMT Services, Inc. and each of First Union National Bank, First Union NOVA Holdings of FL, Inc., First Union NOVA Holdings of NC, Inc., First Union NOVA Holdings of VA, Inc., First Union NOVA Holdings of GA, Inc., First Union NOVA Holdings of MD, Inc., First Union NOVA Holdings of NJ, Inc.

       99.4: Shareholder Agreement, dated June 17, 1998, between PMT Services, Inc. and Warburg, Pincus Investors, L.P.

       99.5: Shareholder Agreement, dated June 17, 1998, between PMT Services, Inc. and WorldCom, Inc.




                                   SIGNATURES
                                   ----------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      PMT SERVICES, INC.



Date: July 2, 1998                    By: /s/ Vickie G. Johnson
      ------------                        ---------------------
                                          Vickie G. Johnson
                                          Chief Accounting Officer

                             (Page 10 of 13 Pages)

                                    ANNEX A

                               PMT SERVICES, INC.

                        DIRECTORS AND EXECUTIVE OFFICERS


1.     Richardson M. Roberts
       Business Address:            PMT Services, Inc.
                                    3841 Green Hills Village Drive
                                    Nashville, Tennessee  37215
       Principal Occupation:        Chairman of the Board and Chief
                                    Executive Officer
       Citizenship:                 United States

2.     Gregory S. Daily
       Business Address:            PMT Services, Inc.
                                    3841 Green Hills Village Drive
                                    Nashville, Tennessee  37215
       Principal Occupation:        President and Director
       Citizenship:                 United States

3.     Joseph T. Stewart, Jr.
       Business Address:            PMT Services, Inc.
                                    3841 Green Hills Village Drive
                                    Nashville, Tennessee 37215
       Principal Occupation         Chief Operating Officer
       Citizenship:                 United States

                             (Page 11 of 13 Pages)

4.     Clay M. Whitson
       Business Address:            PMT Services, Inc.
                                    3841 Green Hills Village Drive
                                    Nashville, Tennessee 37215
       Principal Occupation         Chief Financial Officer and
                                    Treasurer
       Citizenship:                 United States

5.     Vickie G. Johnson
       Business Address:            PMT Services, Inc.
                                    3841 Green Hills Village Drive
                                    Nashville, Tennessee 37215
       Principal Occupation         Chief Accounting Officer and
                                    Secretary
       Citizenship:                 United States

6.     Tony VanBrackle
       Business Address:            PMT Services, Inc.
                                    3841 Green Hills Village Drive
                                    Nashville, Tennessee 37215
       Principal Occupation:        Vice President
       Citizenship:                 United States

7.     Leslie D. Coble
       Business Address:            SunTrust Equitable Securities
                                    Corporation
                                    800 Nashville City Center
                                    Nashville, Tennessee  37219
       Principal Occupation:        Vice President
       Citizenship:                 United States

                             (Page 12 of 13 Pages)

8.     Stephen D. Kane
       Business Address:            Stephen D. Kane Enterprises
                                    40 Muscogee Avenue
                                    Atlanta, Georgia  30305
       Principal Occupation:        President
       Citizenship:                 United States

9.     Robert C. Fisher, Jr.
       Business Address:            Corporate Supply Network
                                    475 Metroplex Drive
                                    Suite 506
                                    Nashville, Tennessee  37219
       Principal Occupation:        President
       Citizenship:                 United States

10.    Harold L. Siebert
       Business Address:            Medstat Group/Inforum
                                    424 Church Street
                                    Suite 2600
                                    Nashville, Tennessee  37219
       Principal Occupation:        Chief Executive Officer
       Citizenship:                 United States

                             (Page 13 of 13 Pages)